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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 1-06725

                           NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

              / /  Form N-SAR

For Period Ended: June 30, 2001

/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION
Full name of registrant: LCA Group Inc.

Former name, if applicable:

Address of principal executive office (Street and number):
                  101 Wood Avenue South

City, State and Zip Code:  Iselin, New Jersey 08830


                        PART II. RULE 12b-25 (b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or the transition report portion thereof could not be filed within the prescribed time period.

      LCA Group Inc. (the "Company" or "LCA") seeks relief pursuant to Rule 12b-25 to file a late Form 10-Q. The Form 10-Q for the period ended June 30, 2001 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of August 14, 2001.

      The Company's Form 10-Q could not be filed within the prescribed period as a result of a recent event which the Company believes will impact U. S. Industries ("USI"), the parent company of LCA, credit facilities and the related disclosure in the Form 10-Q for the period ended June 30, 2001. In particular, USI has agreed with the agent bank and its bank group under its senior revolving credit facilities on a debt restructuring plan that will extend the maturity of such credit facilities to November 30, 2002, change the amount of the revolving facilities and reacquire the 75% equity interest in Rexair Inc. for which USI currently has a guarantee of its outstanding debt.

This restructuring of the credit facilities and the re-acquisition of Rexair by USI is expected to close on August 15, 2001. Due to the significance of this event, the Company believes it should delay its filing to ensure full and complete disclosure in the quarterly Form 10-Q for the period ended June 30, 2001.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Steven C. Barre           (732)- 767-0700
            Senior Vice President

       (Name)                         (Area code)             (Telephone number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
                         /X/ Yes / / No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         /X/ Yes / / No


         The Company had sales of $211.4 million and an operating loss of $12.1 million for the quarter ended June 30, 2001, compared to sales of $235.4 million and operating income of $8.4 million for the same period in the prior year. Sales decreased $24.0 million (10.2%) and operating income decreased $20.5 million from the same period of the prior year. Included in operating income for the quarter ended June 30, 2001, are goodwill impairment charges of $22.0 million. Excluding the goodwill impairment charges, operating income would have been $9.9 million, an increase of $1.5 million (17.9%) compared to the third quarter of fiscal 2000.



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         The Company had sales of $640.8 million and operating income of $0.6 million for the nine months ended June 30, 2001, compared to sales of $698.9 million and operating income of $26.6 million for the same period in the prior year. Sales decreased $58.1 million (8.3%) and operating income decreased $26.0 million from the same period of the prior year. Included in operating income for the nine months ended June 30, 2001, are goodwill impairment charges of $22.0 million. Excluding the goodwill impairment charges, operating income would have been $22.6 million, a decrease of $4.0 million (15.0%) compared to the nine months ended June 30, 2000.



         Sales decreased due to lower volume, the elimination of an unprofitable product line in the residential lighting business and the sale of a division in the industrial tool business. Operating income for the third quarter 2001, excluding the impairment charge, increased as the prior year results included $2.6 million in costs associated with the elimination of the unprofitable residential product line. Operating income for the nine months ended June 30, 2001, excluding the impairment charge, decreased due to lower results at the industrial tool business.



                       LCA Group Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date  August 15, 2001            By   /s/ Steven C. Barre

           Senior Vice President

 Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).